Exhibit 99.1

THIRD QUARTER 2008 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS THIRD QUARTER 2008 RESULTS

The financial information in this earnings release is in Canadian dollars and is based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Our Q3 2008 Report to Shareholders and supplementary financial information are available on our website at rbc.com/investorrelations.

Third quarter 2008 compared to third quarter 2007
— Net income of $1,262 million (down 10% from $1,395 million)
— Diluted earnings per share (EPS) of $.92 (down $.14 from $1.06)
— Revenue of $5,912 million (up 8% from $5,480 million)
— Impact of writedowns	– Revenue: $498 million
– Net income: $263 million, EPS: $.20
— Return on common equity (ROE) of 19.4% (down 500 basis points from 24.4%)
— Tier 1 capital ratio of 9.5%

First nine months of 2008 compared to first nine months of 2007
— Net income of $3,435 million (down 18% from $4,168 million)
— Diluted EPS of $2.57 (down $.61 from $3.18)
— Revenue of $16,513 million (down 2% from $16,847 million)
— Impact of writedowns	– Revenue: $1,782 million
– Net income: $886 million, EPS: $.68
— ROE of 18.7% (down 640 basis points from 25.1%)

TORONTO, August 28, 2008 – Royal Bank of Canada (RY on TSX & NYSE) today reported net income of $1,262 million for the third quarter ended July 31, 2008, down $133 million or 10% from a year ago and up $334 million or 36% from last quarter. We had strong results in Canadian Banking, Wealth Management, Insurance and certain businesses in Capital Markets. Earnings over last year were reduced by writedowns of $498 million before-tax ($263 million after-tax and compensation adjustments), as well as higher provisions for credit losses largely in our U.S. banking operations.

“We have been able to effectively manage our costs, while seizing revenue opportunities and investing for future growth. Our record revenue and solid performance through difficult market conditions demonstrate the strength of our diversified businesses. I am confident we have the right strategies and disciplines in place for long-term success,’’ said Gordon M. Nixon, President and CEO.

Canadian Banking net income was $709 million, up 19% from last year reflecting strong volume growth across all business lines and a continued focus on cost management, partially offset by margin compression. Solid revenue growth combined with our cost containment efforts produced 8.1% operating leverage.

Wealth Management net income was $186 million, up 5% or $9 million over last year on higher fee-based revenue, including the contribution from our Phillips, Hager & North acquisition, and higher loan and deposit balances in international wealth management. This quarter, we continued to lead the Canadian mutual fund industry in total net fund sales. Transaction volumes across our full service brokerage businesses were lower due to weak market conditions.

Insurance net income was $137 million, up 33% or $34 million over last year mainly due to higher favourable actuarial adjustments reflecting management actions and assumption changes, and solid business growth, largely in our reinsurance business.

International Banking net loss was $16 million, down $103 million from net income of $87 million a year ago. The decline was due to higher provisions for credit losses reflecting higher impaired loans in our U.S. residential builder finance, commercial and retail loan portfolios and a writedown of $53 million before-tax ($33 million after-tax) on the investment portfolio in our U.S. banking operations. These factors were partially offset by the contribution from our acquisitions of Alabama National BanCorporation and RBTT Financial Group and business growth at RBC Dexia IS.

Capital Markets net income was $269 million, down $91 million from a year ago due to writedowns of $342 million before-tax ($153 million after-tax and compensation adjustments). Although equity origination activity, distributions on private equity investments and M&A activities were down from a strong quarter last year, we had strong results in certain trading businesses, including fixed income, equity derivatives and foreign exchange in addition to higher gains on credit derivative contracts used to economically hedge our corporate lending portfolio.

Progress on Strategic Goals

We continue to strengthen our leadership position in Canada

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On May 1, we completed the acquisition of Phillips, Hager & North, which, combined with our existing businesses, provides us access to all client segments through all distribution channels (including a significant presence in the institutional business) while creating the largest mutual fund company in Canada.

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Over the course of the quarter, we opened 7 bank branches and 5 insurance branches, added 70 offsite ATMs, renovated 74 branches, and began renovating 63 additional branches to further improve access and enhance the experience of our clients.

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On August 7, we announced a definitive agreement to acquire ABN AMRO’s Canadian commercial leasing division. This acquisition is a strategic fit for our commercial leasing business and will provide us with further capabilities to serve our clients’ leasing needs.

In the U.S., we continue to build our presence in banking, wealth management and capital markets

—	On August 5, we completed the acquisition of Richardson Barr & Co, a leading Houston-based energy advisory firm specializing in acquisitions and divestitures in the exploration and production sector.

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On June 23, we acquired a 10% interest in O’Shaughnessy Asset Management, an experienced and respected money management firm running quantitative investment strategies, extending our existing strong partnership with the firm and allowing RBC Asset Management to further participate in industry growth in the U.S.

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On June 20, we completed the acquisition of Ferris, Baker Watts, adding more than 330 experienced financial consultants, 42 branch offices and approximately US$19 billion in assets under administration. U.S. Wealth Management now has over 2,100 financial consultants operating in 201 retail branches across 42 states.

Internationally, we continue to build on our strengths in selected markets and product areas

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On June 16, we completed the acquisition of RBTT Financial Group, creating one of the most expansive banking networks in the Caribbean with a presence in 18 countries and territories across the region.

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In May, we extended our integrated global financial services, allowing Canadian-based small and commercial businesses and their foreign subsidiaries access to a full range of global treasury management solutions for day-to-day banking in Europe and Asia/Pacific.

Year-to-date Performance versus 2008 Objectives

We established our 2008 objectives in November 2007 based on our economic and business outlooks for 2008 at that time. While we acknowledged that early 2008 would be challenging, with continued market volatility and slower economic growth, we did not anticipate these conditions to persist for as long as they have nor the impact to be as broad. Year-to-date progress towards our objectives has been affected largely by the writedowns, higher provisions for credit losses in U.S. banking and spread compression. Our capital position remains strong with a Tier 1 capital ratio of 9.5%, well above our objective of greater than 8%.

	2008 Objectives	Nine-month Performance
1. Diluted earnings per share growth	7%–10%	(19)%
2. Defined operating leverage (1)	>3%	(1.8)%

3. Return on common equity (ROE)	20%+	18.7%
4. Tier 1 capital ratio (2)	8%+	9.5%

5. Dividend payout ratio	40%–50%	58%

(1)	Non-GAAP measure and refers to the difference between our revenue and non-interest expense growth rates (each as adjusted). For further information, refer to the Key performance and non-GAAP measures section in our Q3 2008 Report to Shareholders.
(2)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI) under Basel II.

For 2008, we expect our Tier 1 capital ratio will remain well above our 8%+ objective. Market conditions have significantly impacted our ability to meet our other performance objectives, and markets continue to reflect liquidity and pricing pressures. We hold trading and certain other investment assets at fair value, with the value determined using market prices or valuation models that depend on assumptions regarding market conditions. As a result, the fair value of these assets and their impact on our financial results will depend on future market developments. Though we face near-term challenges, we remain focused on delivering long-term growth to our shareholders.

SELECTED FINANCIAL HIGHLIGHTS

		As at or for the three months ended			As at or for the nine months ended
	(C$ millions, except per share, number of and percentage amounts)	July 31 2008	April 30 2008	July 31 2007	July 31 2008	July 31 2007
	Total revenue	$5,912	$4,954	$5,480	$16,513	$16,847
	Provision for credit losses (PCL)	334	349	178	976	528
	Insurance policyholder benefits, claims and acquisition expense	553	548	343	1,717	1,536
	Non-interest expense	3,272	2,970	3,165	9,362	9,380
	Net income before income taxes and non-controlling interest in subsidiaries	1,753	1,087	1,794	4,458	5,403
	Net income	$1,262	$928	$1,395	$3,435	$4,168
	Segments - net income (loss)
	Canadian Banking	$709	$604	$596	$1,986	$1,748
	Wealth Management	186	182	177	549	582
	Insurance	137	104	103	330	340
	International Banking	(16)	38	87	53	221
	Capital Markets	269	13	360	586	1,106
	Corporate Support	(23)	(13)	72	(69)	171
	Net income	$1,262	$928	$1,395	$3,435	$4,168
	Selected information
	Earnings per share (EPS) - basic	$0.93	$0.70	$1.07	$2.60	$3.22
	Earnings per share (EPS) - diluted	$0.92	$0.70	$1.06	$2.57	$3.18
	Return on common equity (ROE) (1)	19.4%	15.6%	24.4%	18.7%	25.1%
	Return on risk capital (RORC) (2)	31.1%	26.0%	36.9%	30.9%	37.9%
	Net interest margin (NIM) (3)	1.42%	1.37%	1.32%	1.39%	1.33%
	Specific PCL to average net loans and acceptances	0.47%	0.54%	0.29%	0.48%	0.31%
	Gross impaired loans (GIL) as a % of loans and acceptances	0.76%	0.70%	0.38%	0.76%	0.38%
	Capital ratios and multiples (4)
	Tier 1 capital	9.5%	9.5%	9.3%	9.5%	9.3%
	Total capital	11.7%	11.5%	11.4%	11.7%	11.4%
	Assets-to-capital multiple	19.4X	20.1X	20.5X	19.4X	20.5X
	Selected balance sheet and other information
	Total assets	$636,792	$627,471	$604,582	$636,792	$604,582
	Securities	176,377	175,352	190,219	176,377	190,219
	Retail loans	190,669	181,802	165,554	190,669	165,554
	Wholesale loans	81,603	77,822	67,245	81,603	67,245
	Deposits	409,091	399,425	376,325	409,091	376,325
	Average common equity (1)	25,400	23,550	22,250	24,000	21,850
	Average risk capital (2)	15,750	14,150	14,700	14,550	14,500
	Risk-adjusted assets (4)	254,189	249,242	250,197	254,189	250,197
	Assets under management (AUM)	248,400	173,100	159,900	248,400	159,900
Assets under administration (AUA)	- RBC (5)	649,600	612,800	627,500	649,600	627,500
	- RBC Dexia IS (6)	2,803,900	2,697,000	2,843,400	2,803,900	2,843,400
	Common share information
Shares outstanding (000s)	- average basic	1,323,293	1,287,245	1,272,913	1,294,946	1,273,246
	- average diluted	1,340,239	1,298,069	1,288,227	1,308,387	1,289,947
	- end of period	1,338,308	1,294,084	1,275,780	1,338,308	1,275,780
	Dividends declared per share	$0.50	$0.50	$0.46	$1.50	$1.32
	Dividend yield	4.4%	4.2%	3.2%	4.2%	3.2%
	Common share price (RY on TSX) - close, end of period	$47.25	$48.02	$54.09	$47.25	$54.09
	Market capitalization (TSX)	63,235	62,142	69,007	63,235	69,007
	Business information (number of)
	Employees (full-time equivalent) (7)	73,773	66,748	65,537	73,773	65,537
	Bank branches	1,729	1,648	1,524	1,729	1,524
	Automated teller machines	4,897	4,634	4,377	4,897	4,377
	Period average US$ equivalent of C$1.00 (8)	$0.988	$0.994	$0.937	$0.994	$0.889
	Period-end US$ equivalent of C$1.00	0.977	0.993	0.937	0.977	0.937
(1)	Calculated using month-end balances for the period.
(2)	Calculated using methods intended to approximate the average of the daily balances for the period. For more information, refer to the Key performance and non-GAAP measures section of our Q3 2008 Report to Shareholders.
(3)	Calculated as Net interest income divided by Average assets. Average assets are calculated per note (2) above.
(4)	Effective Q1 2008, capital ratios and risk-adjusted assets are calculated using the OSFI Basel II guidelines. Prior period capital ratios and risk-adjusted assets are calculated using the OSFI Basel I guidelines. Effective Q2 2008, the OSFI amended the treatment of the general allowance in the calculation of the Basel II Assets-to-capital multiple. Prior period multiples have not been revised. For discussion of Basel II, refer to the Capital Management section of our Q3 2008 Report to Shareholders.
(5)	Assets under administration (AUA) – RBC has been revised as of Q1 2008 to include mutual funds sold through our Canadian branch network. Prior periods have been revised to reflect this change.
(6)	AUA – RBC Dexia IS represents the total AUA of the joint venture as at June 30, 2008, of which we have a 50% ownership interest.
(7)	Effective Q1 2008, we excluded statutory holiday pay for part-time employees from our full-time equivalent (FTE) calculation consistent with our management reporting framework. Prior periods reflect the change to the FTE calculation.
(8)	Calculated using month-end spot rates for the period.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term and 2008 objectives, our strategic goals and priorities and the economic and business outlook for us, for each of our business segments and for the Canadian, United States and international economies. Forward-looking statements are typically identified by words such as “believe,” “expect,” “forecast,” “anticipate,” “intend,” “estimate,” “goal,” “plan” and “project” and similar expressions of future or conditional verbs such as “will,” “may,” “should,” “could,” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational, liquidity and funding risks, and other risks discussed in our Q3 2008 Report to Shareholders and our 2007 Annual Report to Shareholders; general business and economic conditions in Canada, the United States and other countries in which we conduct business, including the impact from the continuing volatility in the U.S. subprime and related markets and lack of liquidity in financial markets; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes in accounting standards, policies and estimates, including changes in our estimates of provisions and allowances; our ability to attract and retain key employees and executives; changes to our credit ratings; and development and integration of our distribution networks.

We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in our Q3 2008 Report to Shareholders and in our 2007 Annual Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q3 2008 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Thursday, August 28, 2008 at 12:30 p.m. (EDT) and will feature a presentation about our third quarter and year-to-date results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2216 or 1-866-898-9626). Please call between 12:20 p.m. and 12:25 p.m. (EDT).

Speakers’ notes will be posted on our website shortly after the call. Also, a recording will be available by 5 p.m. on August 28 until November 28, 2008 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (416-695-5800 or 1-800-408-3053, passcode 3265764#).

Media Relations Contact

Beja Rodeck, Media Relations, beja.rodeck@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Marcia Moffat, Head, Investor Relations, marcia.moffat@rbc.com, 416-955-7803

Bill Anderson, Director, Investor Relations, william.anderson@rbc.com, 416-955-7804

Amy Cairncross, Director, Investor Relations, amy.cairncross@rbc.com, 416-955-7809

ABOUT RBC

Royal Bank of Canada (RY on TSX & NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. We employ approximately 75,000 full- and part-time employees who serve more than 17 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 46 other countries. For more information, please visit rbc.com.

Trademarks used in this release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or its subsidiaries under license. All other trademarks mentioned in this release, which are not the property of Royal Bank of Canada, are owned by their respective holders. RBC Dexia IS and affiliated RBC Dexia IS companies are licensed users of the RBC trademark.